UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 333-222784

JINXUAN COKING COAL LIMITED

T4-1802-1812, Huarun Building

No.1 Changxin Road, Wanbailin District

Taiyuan, Shanxi, China

Tel: +86-351-7020402

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxuan Coking Coal Limited

Date: September 16, 2019	By:	/s/ Xiangyang Guo
	Name: Title:	Xiangyang Guo Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Financial Statements

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